UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCG FINANCIAL ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78404K103	13D	Page 1 of 12 Pages

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,116,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13D	Page 6 of 12 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC and DOOH Investment Manager LLC on December 26, 2012 with respect to the securities of SCG Financial Acquisition Corp. (the “Issuer”).  The purpose of this Amendment is to report the acquisition by DRW Commodities, LLC (“DRW Commodities”) of an aggregate of 2,354,450 shares of the common stock, par value $0.0001 per share, of the Issuer, which Wilson may be deemed to beneficially own, and to add DRW Commodities and DRW Holdings, LLC as reporting persons as a result of such acquisition.  Except as otherwise indicated herein, the information in the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

Items 2(a), 2(c), 2(d) and 2(e) of the Schedule 13D are hereby amended and restated as follows:

(a)           This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by 2012 DOOH Investments LLC, an Illinois limited liability company (“DOOH Investments”), DOOH Investment Manager LLC, an Illinois limited liability company (“DOOH Manager”), DRW Commodities, LLC, a Delaware limited liability company (“DRW Commodities”), DRW Holdings, LLC, a Delaware limited liability company (“DRW Holdings”), and Donald R. Wilson, Jr., a natural person and citizen of the United States (“Wilson” and together with DOOH Investments, DOOH Manager, DRW Commodities and DRW Holdings, the “Reporting Persons”).

(c)           Wilson is the sole manager of DOOH Manager, which is engaged in the business of managing investments made by DOOH Investments.  DOOH Investments was formed for the purpose of, and its principal business is, investing, directly and indirectly, in the Issuer.  Wilson’s principal occupation is serving as the chief executive officer of DRW Holdings.  DRW Holdings is principally engaged in proprietary trading.  DRW Holdings’ principal address is 540 W. Madison Street, Suite 2500, Chicago, Illinois 60661.  Wilson is also the sole manager of DRW Commodities, a wholly-owned subsidiary of DRW Holdings, that is principally engaged in proprietary trading.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	78404K103	13D	Page 7 of 12 Pages

The Reporting Persons have entered into a Joint Filing Agreement, dated January 14, 2013, a copy of which is attached hereto as Exhibit 99.8.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Wilson may be deemed to beneficially own 3,878,260 shares of Common Stock, consisting of (i) 1,523,810 shares of Common Stock that are held indirectly through SCG Financial Holdings LLC, an Illinois limited liability company (“Holdings”), which DOOH Investments and DOOH Manager may also be deemed to beneficially own, and (ii) 2,354,450 shares of Common Stock that are held directly by DRW Commodities, which DRW Holdings may also be deemed to beneficially own.

On November 20, 2012, DOOH Investments purchased 761,905 Class A Units (the “Units”) of Holdings, which is the record holder of 1,523,810 shares of Common Stock (the “Founder Shares”).  In connection with such acquisition, DOOH Investments acquired the right to direct the vote of 761,905 of the Founder Shares, subject to the terms of the Letter Agreement (as defined in Item 6 below) (the “Voting Rights”).  DOOH Investments is also entitled to appoint and remove from time to time one of the two managers of Holdings and has appointed DOOH Manager to serve as such manager.  DOOH Investments utilized cash provided by an equity investment by Wilson in the amount of $2,500,000 to purchase the Units.

On January 8, 2013 and January 9, 2013, DRW Commodities purchased 1,754,450 and 600,000 shares of Common Stock (the “Additional Shares”), respectively, in privately-negotiated transactions.  DRW Commodities utilized $23,544,500 of cash on hand to purchase such shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

DRW Commodities, an affiliate of DOOH Investments to which DOOH Investments assigned its obligations under the Equity Commitment Agreement, purchased the Additional Shares for investment purposes and to fulfill DOOH Investments’ commitment to purchase up to 2,350,000 shares of Common Stock under the Equity Commitment Agreement.  DOOH Investments has agreed, and DRW Commodities has assumed DOOH Investments’ obligation, not to exercise any redemption rights with respect to the Additional Shares in connection with the anticipated tender offer by the Issuer to purchase its Common Stock in connection with the closing of the proposed RMG acquisition. Pursuant to the Equity Commitment Agreement, the Issuer has agreed to issue an additional 120,000 shares of Common Stock to DOOH Investments on the earlier of the date of consummation of a tender offer by the Issuer in connection with the RMG acquisition and the tenth business day after the date DOOH Investments fulfills its commitment under the Equity Commitment Agreement.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No.	78404K103	13D	Page 8 of 12 Pages

(a)           Based on information contained in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as of November 23, 2012, there were 9,523,810 shares of Common Stock outstanding.  Based on the foregoing, (i) the aggregate of 3,878,260 shares of Common Stock that Wilson may be deemed to beneficially own represented approximately 40.7% of the Common Stock outstanding as of such date; (ii) the 1,523,810 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represented approximately 16.0% of the Common Stock outstanding as of such date; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represented approximately 24.7% of the Common Stock outstanding as of such date; and (iv) the 3,878,260 shares of Common Stock that all of the Reporting Persons collectively beneficially own represented approximately 40.7% of the Common Stock outstanding as of such date.

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each of Wilson, DOOH Manager and DOOH Investments may be deemed to share the power to direct the vote of the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 1,523,810 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and as such each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock comprising the Additional Shares.

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Assignment and Assumption Agreement

DOOH Investments and DRW Commodities entered into an Assignment and Assumption Agreement, dated as of January 8, 2013, pursuant to which DOOH Investments assigned to DRW Commodities all of its obligations to fulfill the stock purchase commitment arising under the Equity Commitment Agreement, together with all of DOOH Investments’ rights under the Equity Commitment Agreement related thereto, including, without limitation, with respect to the Issuer’s agreement to enter into a registration rights agreement providing for demand and piggy-back registration rights with respect to the shares purchased to satisfy the stock purchase commitment.  Pursuant to such agreement, DRW Commodities assumed and agreed to perform DOOH Investments’ obligations to fulfill the stock purchase commitment arising under the Equity Commitment Agreement.

CUSIP No.	78404K103	13D	Page 9 of 12 Pages

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.8, 99.9 and 99.10:

Exhibit 99.8	Joint Filing Agreement, dated January 14, 2013, among the Reporting Persons.

Exhibit 99.9	Power of Attorney.

Exhibit 99.10	Assignment and Assumption Agreement, dated as of January 8, 2013, between DOOH Investments and DRW Commodities.

CUSIP No.	78404K103	13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DOOH INVESTMENT MANAGER LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

CUSIP No.	78404K103	13D	Page 11 of 12 Pages

DRW HOLDINGS, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

CUSIP No.	78404K103	13D	Page 12 of 12 Pages

Exhibit Index

Exhibit 99.8	Joint Filing Agreement, dated January 14, 2013, among the Reporting Persons.

Exhibit 99.9	Power of Attorney.

Exhibit 99.10	Assignment and Assumption Agreement, dated as of January 8, 2013, between DOOH Investments and DRW Commodities.